SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              REPLIGEN CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title and Class of Securities)

                                    759916109
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 759916109                                     Page 2 of 8 Pages
---------------------------                             ------------------------

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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     IB PARTNERS MANAGEMENT, INC., IRS number 74-3092655, as general partner on behalf of the following limited partnerships and on behalf of managed accounts:

     InvestBio Partners, L.P., IRS number 74-3092654, and
     InvestBio Short Term Opportunity Fund, L.P., IRS number 20-1477796.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not Appliable
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IB Partners Management, Inc.-  CO
     InvestBio Partners, L.P. and InvestBio Short Term Opportunity Fund - PN
--------------------------------------------------------------------------------


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

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CUSIP No. 759916109                                     Page 3 of 8 Pages
---------------------------                             ------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Scott Landrem, social security number 43-7650715
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           31,300
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         31,300
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,300
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not Applicable
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


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

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CUSIP No. 759916109                                     Page 4 of 8 Pages
---------------------------                             ------------------------

Item 1(a).  Name of Issuer:

            Repligen Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            41 Seyon Street, Bldg. 1, Suite 100, Waltham, MA  02453

Item 2(a).  Name of Person Filing:

                  (i)   IB Partners Management, Inc.

                  (ii)  InvestBio Partners, L.P.

                  (iii) InvestBio Short Term Opportunity Fund, L.P.

                  (iv)  Scott Landrem

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            500 Fifth Avenue, 54th Fl., New York, NY  10110

Item 2(c).  Citizenship:

            Not Applicable.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value.

Item 2(e).  CUSIP Number:

            759916109

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   |_|   Broker or Dealer registered under Section 15 of the Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   |_|   Investment   Company   registered   under  Section  8  of  the
                  Investment Company Act.

      (e)   |_|   Investment   Adviser   registered  in  accordance   with  Rule
                  13d-1(b)(1)(ii)(E).


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CUSIP No. 759916109                                     Page 5 of 8 Pages
---------------------------                             ------------------------

      (f)   |_|   Employee  Benefit Plan or Endowment  Fund in  accordance  with
                  Rule 13d-1(b)(1)(ii)(F).

      (g)   |_|   Parent Holding  Company or control  person in accordance  with
                  Rule 13d-1(b)(1)(ii)(G).

      (h)   |_|   A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act.

      (i)   |_|   A church  plan  that is  excluded  from the  definition  of an investment  company under Section 3(c) (14) of the  Investment
                  Company Act of 1940.

      (j)   |_|   Group,  in accordance  with Rule  13d-1(b)(1)(ii)(J).  If this
                  Statement is filed pursuant to Rule  13d-1(c),  check this box
                  |X|.

Item 4.     Ownership.

                  (a)   Amount beneficially owned: 31,300

                  (b)   Percent of Class: Not applicable

                  (c)   Number of Shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote: 31,300

                        (ii)  Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or to direct the disposition
                              of: 31,300

                        (iv)  Shared   Power  to   dispose   or  to  direct  the
                              disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.


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

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CUSIP No. 759916109                                     Page 6 of 8 Pages
---------------------------                             ------------------------

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit A

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

Date: January 23, 2006                  IB PARTNERS MANAGEMENT, INC.,

                                        By: /s/ Scott L. Mathis
                                            --------------------------
                                            Name:  Scott L. Mathis
                                            Title: President


                                        INVESTBIO PARTNERS, L.P. and
                                        INVESTBIO SHORT TERM
                                           OPPORTUNITY FUND, L.P.

                                        By: IB PARTNERS MANAGEMENT, INC.,
                                                General Partner

                                        By: /s/ Scott L. Mathis
                                            --------------------------
                                            Name:  Scott L. Mathis
                                            Title: President

                                                /s/ Scott Landrem
                                                ----------------------
                                                  Scott Landrem


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

                                    EXHIBIT A

                IDENTIFICATION AND CLASSIFICATION OF JOINT FILERS

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the reporting persons making this joint filing are identified and classified as follows:

      Name                              Classification
      ----                              --------------

IB Partners Management, Inc.            Corporate general  partner of  InvestBio
                                        Partners, L.P. and  InvestBio Short Term
                                        Opportunity Fund, L.P.

InvestBio Partners, L.P.                Partnership

InvestBio Short Term Opportunity
Fund, L.P.                              Partnership

Scott Landrem                           Individual.  Managing Director- Director
                                        of  Sales  of   InvestPrivate   Inc.  (a
                                        company  under  common  control  with IB
                                        Partners Management, Inc.).


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

                                                                       EXHIBIT B

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Repligen Corporation
Common Stock
31,300 shares

IB Partners Management,  Inc., InvestBio Partners, L.P. and InvestBio Short Term
Opportunity  Fund,  L.P.  disclaim   beneficial   ownership  as  to  all  shares
beneficially owned for Section 13(g) filing purposes by and Scott Landrem.


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